Exhibit 99.1
CHINA YUCHAI INTERNATIONAL LIMITED
16 RAFFLES QUAY #26-00 HONG LEONG BUILDING SINGAPORE 048581
TEL: (65) 6220 8411 FAX: (65) 6226 0502
FOR IMMEDIATE RELEASE
China Yuchai International Limited Defers
Announcement Of Its Unaudited Q2 2007 Performance
Singapore (August 15, 2007) — China Yuchai International Limited (“CYI”) advises that it was scheduled to announce its unaudited financial results for the three months ended March 31, 2007 and three months and six months ended June 30, 2007. As previously disclosed, the Audit Committee of CYI is in the process of conducting an independent inquiry into the facts and circumstances of the potential accounting errors of approximately RMB 168 million (approximately $22.5 million) by CYI’s subsidiary, Guangxi Yuchai Machinery Company Limited (“Yuchai”), in Yuchai’s accounts for fiscal years ended December 31, 2005 and December 31, 2006. CYI is also in discussions with its new independent auditors on the application of various accounting policies and standards to CYI’s financial results in accordance with U.S. GAAP. Accordingly, CYI is deferring the announcement of its unaudited financial results for the three months ended March 31, 2007 and three months and six months ended June 30, 2007 at this time. CYI will announce its financial results as soon as the Audit Committee completes the independent inquiry into the RMB 168 million accounting entries and when CYI and its independent auditors finalize the accounts.
GENERAL INFORMATION
CYI has submitted a copy of this press release on Form 6-K with the U.S. Securities and Exchange Commission. A copy of such submission has also been sent to The New York Stock Exchange.
China Yuchai International Limited
Executive Office
16 Raffles Quay
#26-00 Hong Leong Building
Singapore 048581
Tel: (65) 6220 8411
Fax: (65) 6226 0502

Contact persons:	Mr. Teo Tong Kooi, President and Director Mr. Philip Ting, Director and CFO